Exhibit 21.1

Subsidiaries of the Registrant

Name	Jurisdiction
Inergy, L.P.	Delaware
Inergy Canada Company	Canada
Inergy GP, LLC	Delaware
Inergy Gas, LLC	Delaware
Inergy Partners, LLC	Delaware
Inergy Propane, LLC	Delaware
Inergy Sales & Service, Inc.	Delaware
Inergy Transportation, LLC	Delaware
IPCH Acquisition Corp.	Delaware
L & L Transportation, LLC	Delaware
New Inergy Propane, LLC	Delaware
Stellar Propane Service, LLC	Delaware